Exhibit 99.1

The9 Signed a Legally Binding Memorandum of Understanding on the Additional Purchase of Bitcoin Mining Machines

SHANGHAI, April 9, 2021 /PRNewswire/ -- The9 Limited (Nasdaq: NCTY) ("The9"), an established Internet company, today announced that it signed a legally binding Memorandum of Understanding (the "MOU") with an unrelated Bitcoin mining machine owner to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines consists of 2,000 units of AvalonMiners with total hash rate of approximately 100PH/S. According to the MOUs, The9 will issue approximately 8,127,390 Class A ordinary shares (equivalent to 270,913 ADSs) to the sellers based on The9 share price of US$24.81 prior to the MOU, with a lock up period of 6 months. The number of Class A ordinary shares to be issued is subject to certain price adjustment mechanisms to be assessed 6 months after the signing of the definitive agreements. The9 will designate an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value, and will make adjustment to the number of Class A ordinary shares to be issued if needed.

The9 also announced that it completed the signing of the definitive agreements for 12,246 units of Bitcoin mining machines with total hash rate of approximately 288PH/S. The number of Class A ordinary shares to be issued is calculated with reference to the fair market values on the valuation reports issued by an independent valuation firm and The9 share price prior to the respective Memorandums of Understanding signing date. The9 will issue a total number of 9,387,840 Class A ordinary shares (equivalent to 312,928 ADSs) to the sellers, with a lock up period of 6 months.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email:IR@corp.the9.com

Website: https://www.the9.com/en